

MIRAE ASSET SECURITIES (USA) INC.

Consolidated Statement of Financial Condition

December 31, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)

These consolidated statement of financial condition
should be deemed public information pursuant
to subparagraph (d) of Rule 17a-5 promulgated
under the Securities Exchange Act of 1934

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-45034

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Mirae Asset Securities (USA) Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

810 Seventh Ave., 37th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Daniel M. Hanuka, CPA	(646) 968-2060	daniel.hanuka@miraeasset.us.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO USA, P.C.
(Name – if individual, state last, first, and middle name)

200 Park Ave., 38th Floor	New York	New York	10166
(Address)	(City)	(State)	(Zip Code)

10/08/2003	243
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jae Ryu _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Mirae Asset Securities (USA) Inc. _____ , as of 12/31 _____ , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ALEKSANDRA DROZEN
Notary Public, State of New Jersey
My Commission Expires Jun 5, 2029

Notary Public

Signature:

Title:
Chief Executive Officer and President

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Table of Contents





Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

BDO
200 Park Avenue
New York, NY 10166
USA

Report of Independent Registered Public Accounting Firm

Board of Directors (Those Charged with Governance)
Mirae Asset Securities (USA), Inc.
New York, New York

Opinion on Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of Mirae Asset Securities (USA), Inc. (the “Broker-Dealer”) and its subsidiary (together, the “Company”) as of December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statement”). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, P.C.

We have served as the Broker-Dealer’s auditor since 2019.

New York, and New York

March 2, 2026


Mirae Asset Securities (USA) Inc.
Consolidated Statement of Financial Condition
December 31, 2025
(in $000s, except share and per share amounts)


Assets

Cash (amount related to VIE of $191)	$	66,950
Cash segregated in compliance with federal and other regulations		251,737
Securities owned, at fair value (including accrued interest and securities pledged of $2,528,380)		2,615,106
Securities borrowed (including accrued interest)		4,483,840
Securities purchased under agreement to resell, net (including accrued interest)		12,396,567
Securities received as collateral, at fair value		703,088
Receivables from affiliates		214
Receivables from brokers or dealers and clearing organizations		150,547
Receivables from customers		348,895
Receivables from counterparties		9,301
Receivables from correspondents		69,699
Prepaid expenses (amount related to VIE of $1)		1,863
Investments, at fair value (amount related to VIE of $100,797)		265,947
Operating right of use asset		16,110
Furniture, equipment and leasehold improvements, net		3,691
Other assets, net of allowance		473
Total assets	$	21,384,028

Liabilities

Securities sold, not yet purchased, at fair value	$	600,281
Securities loaned (including accrued interest)		5,457,984
Securities sold under agreement to repurchase, net (including accrued interest)		13,586,702
Bank loan (including accrued interest)		23,376
Obligation to return securities received as collateral, at fair value		703,088
Payables to brokers or dealers and clearing organizations		46,685
Payables to customers		156,562
Payables to counterparties		4,931
Payables to correspondents		39,142
Taxes payable		4,204
Operating lease liability		16,122
Accrued and other liabilities (amount related to VIE of $85)		29,177
Deferred tax liability, net		22,918
Total liabilities		20,691,172

Equity

Common stock, $.01 par value; authorized 100,000 shares; issued and outstanding 84,800 shares, after deducting 8,200 shares held in treasury		1
Additional paid-in capital		438,800
Accumulated earnings		241,107
Total Mirae Asset Securities (USA) Inc. stockholder's equity		679,908
Noncontrolling interests		12,948
Total equity		692,856
Total liabilities and equity	$	21,384,028

See accompanying notes to the consolidated statement of financial condition.

Mirae Asset Securities (USA) Inc.
Notes to Consolidated Statement of Financial Condition
December 31, 2025
(in $000s, except share and per share amounts)

(1)   Description of Business

Mirae Asset Securities (USA) Inc. was incorporated on July 7, 1992 under the laws of the State of New York to conduct securities business in the United States. The Company is a wholly owned subsidiary of Mirae Asset Securities Holdings (USA) Inc. ("the Holdings") a US corporation whose Parent company is Mirae Asset Securities Co., Ltd. ("the Parent"). The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of Financial Industry Regulatory Authority, Inc. ("FINRA"), New York Stock Exchange ("NYSE"), Securities Investor Protection Corporation ("SIPC"), Depository Trust Clearing Corporation ("DTCC"), National Securities Clearing Corporation ("NSCC"), Fixed Income Clearing Corporation ("FICC"), Mortgage Backed Securities Clearing Corporation ("MBSCC"), National Futures Association ("NFA"), Commodity Futures Trading Commission ("CFTC") and Options Clearing Corporation ("OCC").

In January 2017, the Company was approved by FINRA to expand the scope of business to securities lending and borrowing (including Securities purchased under agreement to resell, and Securities sold under agreement to repurchase transactions), prime brokerage, and correspondent clearing services. The Company is also approved for agency execution and research services. The Company also trades for its own account in U.S. government securities, exchange listed equities, exchange listed options, and futures. In addition to clearing trades on receive versus payment/deliver versus payment ("RVP/DVP") basis, the Company acts as a custodian and carries customer assets. Our firm is also an authorized participant which gives us the right to create and redeem shares for exchange traded funds ("ETFs").

In addition, the Company provides brokerage services in Korean securities through the Parent pursuant to the cooperation agreement and pursuant to a Securities Exchange Act ("SEA") Rule 15a-6(a)(3) arrangement. The Company acts as an intermediary between its Parent and its U.S. institutional investors.

The Company's consolidated subsidiary, Mirae Asset Partner Opportunities Fund I, LP ("MAPOF"), a Delaware Limited Partnership, was formed on December 4, 2020 and commenced operations on January 22, 2021. The purpose of the partnership is to purchase, hold, dispose of, or otherwise deal with securities for its own account, and to engage or participate in any other lawful investment or related activities in which the limited partnerships formed in the State of Delaware may engage or participate. See additional disclosures related to variable interest entities in Note 14.

(2)   Summary of Significant Accounting Policies

(a) Basis of presentation
The accompanying consolidated statement of financial condition have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The consolidated statement of financial condition include the accounts of Mirae Asset Partners Opportunities Fund I, LP in which the Company has a controlling financial interest. All intercompany transactions and balances are eliminated in consolidation.

Mirae Asset Securities (USA) Inc.
Notes to Consolidated Statement of Financial Condition
December 31, 2025
(in $000s, except share and per share amounts)

(2)   Summary of Significant Accounting Policies (continued)

The accounting guidance requires we consolidate entities which meet the definition of a variable interest entity ("VIE") for which we are the primary beneficiary. The primary beneficiary is the party who has the power to direct the activities of a VIE that most significantly impact the entity's economic performance and who has an obligation to absorb losses of the entity or a right to receive benefits from the entity that could potentially be significant to the entity. We consider special allocations of cash flows and preferences, if any, to determine amounts allocable to noncontrolling interests.

In situations in which we have significant influence, but not control, of an entity that does not qualify as a VIE, we apply either equity method of accounting or fair value accounting pursuant to the fair value option under GAAP.

(b) *Noncontrolling Interests*

A noncontrolling interest represents the equity interest in a subsidiary that is not attributable, either directly or indirectly to the Company and is reported as equity of the Company separately from the Company's controlling interest.

(c) *Use of estimates*

Management makes estimates and assumptions that affect the reported amounts in the consolidated statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its consolidated statement of financial condition are reasonable. However, actual results could differ from those estimates and differences may be material.

(d) *Cash*

The Company considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents. The Company has cash deposits with financial institutions, several of which are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250 per institution. At December 31, 2025, there were no investments classified as cash equivalents.

(e) *Cash segregated in compliance with federal and other regulations*

The following table provides a reconciliation of cash and restricted cash reported within the consolidated statement of financial condition.

Restricted cash includes cash and securities segregated under federal and other regulations on the consolidated statement of financial condition represents cash segregated or set aside to satisfy requirements under both Securities Exchange Act and Rule 15c3-3 of the SEC. This cash is held within special reserve bank accounts for the benefit of customers and broker-dealers.

Mirae Asset Securities (USA) Inc.
Notes to Consolidated Statement of Financial Condition
December 31, 2025
(in $000s, except share and per share amounts)

(2)   Summary of Significant Accounting Policies (continued)

Cash	$66,950
Cash segregated in compliance with federal and other regulations	$251,737
Total cash and restricted cash at end of the year	$318,687

(f) *Receivables from/Payables to brokers or dealers and clearing organizations*
Receivables from/Payables to brokers, dealers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading and clearing of securities in the U.S. In addition, the net receivable or payable arising from unsettled trades is reflected in either the receivable or payable line item on the consolidated statement of financial condition. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. The Company's exposure is limited to the unsettled amounts owed to the Company. The Company continually reviews the credit quality of its counterparties.

(g) *Receivable from/Payable to customers and Receivable from/Payable to correspondents*
Receivable from/Payable includes balances arising from customer and correspondent cash and margin transactions. Securities owned by customers and correspondents are held as collateral for receivables. Margin loans represent credit extended to customers and correspondents to finance their purchases of securities by borrowing against securities they own and are fully collateralized by these securities in customer accounts. Collateral is maintained at required levels at all times. The borrowers of a margin loan are contractually required to continually adjust the amount of the collateral as its fair value changes. The Company subjects the borrowers to an internal qualification process to understand investing objectives and monitors daily customer activity. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans.

(h) *Receivable from/Payable to counterparties*
Receivable from/Payable to counterparties primarily include balances arising from fails to deliver or fails to receive in connection with financing and securities transactions.

(i) *Securities borrowed, Securities loaned, Securities Received as Collateral, and Obligation to Return Securities Received as Collateral*
Securities borrowed and Securities loaned result from transactions with other financial institutions ("counterparties") and are accounted for as secured financing, recorded at the amount of cash collateral advanced or received, respectively. At December 31, 2025, the Company had accepted collateral that is permitted by contract to sell or repledge, mostly including exchange listed equities, U.S. treasury securities, and U.S. corporate bonds. Such collateral consists primarily of securities received from broker-dealers and other financial institutions in connection with securities borrowed and securities loaned transactions. Securities Received as Collateral and Obligation to Return Securities Received as Collateral are recorded at the fair value of the underlying securities collateral which at December 31, 2025 were exchange listed equity

Mirae Asset Securities (USA) Inc.
Notes to Consolidated Statement of Financial Condition
December 31, 2025
(in $000s, except share and per share amounts)

(2)   Summary of Significant Accounting Policies (continued)

securities. The market value of the underlying collateral is valued daily, and additional collateral is obtained or refunded as appropriate.

Lending agreements are collateralized by securities with market value in excess of the obligation under the contract which may result in unsecured credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligation in a timely matter. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for lending agreements. The Company has established policies and procedures for mitigating credit risk on lending agreements transactions including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties. The Company minimizes credit risk associated with lending agreements activities by daily monitoring type and grade of securities posted as collateral and requiring additional collateral to be deposited with the Company.

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 860, *Transfers and Servicing*, when the Company acts as the lender in a securities lending agreement and receives securities as collateral that can be pledged or sold, it recognizes the amount of collateral received and a corresponding obligation to return such collateral.

(i)   *Securities purchased under agreements to resell and Securities sold under agreements to repurchase*

Securities purchased under agreements to resell ("resale agreements") and Securities sold under agreements to repurchase ("repurchase agreements") are accounted for as secured financing. Resale agreements and repurchase agreements generally are collateralized by U.S. government and agency obligations or U.S. corporate bonds which are recorded at contract price, plus accrued interest. The Company takes possession of securities obtained as collateral for resale agreements at the time such agreements are made. The market value of the underlying collateral is generally valued or monitored daily, and additional collateral is obtained or refunded as appropriate. Resale agreements are collateralized by securities with a market value in excess of the obligation under the contract which may result in unsecured credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligation in a timely matter.

The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for resale agreements. The Company has established policies and procedures for mitigating credit risk on resale agreements transactions including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties. The Company minimizes credit risk associated with resale agreements activities by daily monitoring type and grade of securities posted as collateral and requiring additional collateral to be deposited with the Company.

6

Mirae Asset Securities (USA) Inc.
Notes to Consolidated Statement of Financial Condition
December 31, 2025
(in $000s, except share and per share amounts)

(2)   Summary of Significant Accounting Policies (continued)

Due to the highly liquid nature of the underlying collateral (primarily U.S. government and agency securities) and the short-term maturity of these agreements, in the majority of cases contractual amounts approximate fair value. The Company offsets resale agreements and repurchase agreements when the criteria under FASB ASC 210-20-45-10 are met.

(j) *Securities owned and Securities sold, not yet purchased*
Securities owned and Securities sold, not yet purchased consist of obligations of U.S. treasury securities, corporate debt securities, exchanged listed equities and exchange listed equity options stated at fair value. Purchases and sales of proprietary securities typically settle on a regular way basis and are recorded on a trade-date basis.

(k) *Other Assets*
Other assets primarily consist of security deposits and our ownership interest in DTCC. DTCC is the holding company for NSCC and FICC, all of which a registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. In the ordinary course of business, the Company monitors various risk and economic factors related to its interests.

(l) *Income taxes*
Income taxes are accounted for under FASB ASC 740, *Income Taxes* using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

FASB ASC 740 clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the consolidated statement of financial condition. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

The Company is a disregarded entity for tax purposes. The Holding Company is taxed as a corporation for U.S. federal, state, and local income tax purposes. New York State, New York City, and California are principally where the Holding Company is subject to state and local income taxes. The Company's taxable income and loss are reported on the consolidated tax return of the Parent and its subsidiaries. The Company uses a method that allocates current and deferred taxes as if it were a separate taxpayer. The Holding Company is a parent company, taxed as a corporation under the applicable sections of the Internal Revenue Code of the U.S.

Mirae Asset Securities (USA) Inc.
Notes to Consolidated Statement of Financial Condition
December 31, 2025
(in $000s, except share and per share amounts)

(2)   Summary of Significant Accounting Policies (continued)

On January 1, 2025, the Company adopted Accounting Standards Update ("ASU") 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU enhances the disclosure requirements related to tax rate reconciliations and income taxes paid. The ASU did not have a material effect on the Company's consolidated statement of financial condition. See Note 13 for further information on the Company's updated presentation.

(m) *Furniture, equipment and leasehold improvements*
Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation. Depreciation is calculated on a straight-line method over the estimated useful lives of the respective asset, ranging from five to seven years. Leasehold improvements are amortized on a straight-line method over the lesser of the life of improvements or the remaining term of the related lease.

(n) *Foreign currency transactions*
Monetary assets and liabilities denominated in foreign currencies are converted into U.S. dollars at the applicable period-end exchange rate.

(o) *Fair value measurements and disclosures*
The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

• Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

• Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

• Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

Mirae Asset Securities (USA) Inc.
Notes to Consolidated Statement of Financial Condition
December 31, 2025
(in $000s, except share and per share amounts)

(2)   Summary of Significant Accounting Policies (continued)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

U.S. Government Securities. U.S. government securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in level 1 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds is determined using recently executed transactions, market price quotations (when observable), bond spreads or credit default swap spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments. The spread data used is for the same maturity as the bond. If the spread data does not reference the issuer, then data that reference a comparable issuer is used.

When position-specific external price data are not observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates as significant inputs. Corporate bonds are generally categorized in level 2 of the fair value hierarchy; in instances when prices, spreads, or any of the other aforementioned key inputs are unobservable, they are categorized in level 3 of the fair value hierarchy.

Exchange-Listed Equity and Exchange-Listed Equity Option Securities. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

Investments, at Fair Value. Investment transactions are accounted for on a trade date basis. FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value of an investment is the amount that would be received in the sale of the investment in an orderly transaction between market participants at the measurement date (i.e., the exit price). The Company values its investments in private investment partnerships that are private

Mirae Asset Securities (USA) Inc.
Notes to Consolidated Statement of Financial Condition
December 31, 2025
(in $000s, except share and per share amounts)

(2)   Summary of Significant Accounting Policies (continued)

investment companies using the net asset values provided by the investment companies as a practical expedient. The Company applies the practical expedient to investments in investment partnerships that are private investment companies on an investment-by-investment basis, and consistently with the Company's entire position in a particular investment, unless it is probable that the Company will sell a portion of an investment at an amount different from the net asset value ("NAV") of the investment. In accordance with FASB ASC 820, the Company discloses and recognizes the fair value of its assets and liabilities using the hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements).

Loans Held for Investments. Loans held for investments are accounted for in accordance with FASB ASC 310, *Receivables*. Loan receivables that the Company has the intent and ability to hold for the foreseeable future or until maturity or payoff are classified as held for investment and are reported at amortized cost, which includes unpaid principal balances, any related premiums including fees paid to the originating banks and discounts due to loss on loan purchase commitment for loans with a fair value below the purchase price, where applicable, adjusted for any charge-offs. The amortized cost is adjusted for the allowance for credit losses within loans held for investment, net.

The Company establishes and maintains a general allowance for loan losses inherent in the loan portfolio over the life of the loan and, where appropriate, a specific allowance for loan losses for loans that the Company has determined to be impaired at the reporting date. An individual loan is considered impaired when it is deemed probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan.

(p) Bank loan

The Company operates as a clearing broker-dealer and carries proprietary accounts of introducing broker-dealers ("PAB"). Under the terms of clearing and margin agreements with PAB accounts, the Company is permitted to rehypothecate, pledge, or otherwise use PAB margin securities to obtain cash financing. Rehypothecation of PAB securities is generally limited to an amount not exceeding 140% of the related PAB debit balances, consistent with regulatory requirements.

Rehypothecated PAB securities are typically pledged to banks and other financial institutions in exchange for cash. The cash received is used to finance margin lending activities and support the Company's overall liquidity management. These transactions are accounted for as secured borrowings; accordingly, the pledged PAB securities remain reflected in the statement of financial condition in receivable from correspondents, and the related cash received is recorded as a liability.

Mirae Asset Securities (USA) Inc.
Notes to Consolidated Statement of Financial Condition
December 31, 2025
(in $000s, except share and per share amounts)

(2)   Summary of Significant Accounting Policies (continued)

As of December 31, 2025, PAB securities with a fair value of $25,973 had been pledged to BMO Harris Bank, N.A. in exchange for cash financing of $23,373 and accrued interest of $3. The securities pledged consisted of certificates of deposit securities and are generally categorized as level 2 of the fair value hierarchy. The interest rate on the loan is established daily at the greater of 30-day Term Secured Overnight Financing Rate or the upper limit of the Fed Funds Target Rate plus 1.25%. As of December 31, 2025, the interest rate on the loan was 4.80%. The securities are held in BMO Harris Bank N.A.'s Depository Trust Company account. The loan is not subject to any covenants or restrictions.

(q) Leases

For leases with an original term longer than one year, the Company accounts for its leases in accordance with FASB ASC 842, *Leases*. The Company determines if an arrangement includes or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and right-of-use ("ROU") asset at the commencement date of the lease.

Lease liabilities are based on the present value of the future minimum lease payments over the lease term. The discount rate is the implicit rate if it is readily determinable, otherwise, the company uses its blended financing rate. The implicit rates of the Company's leases are not readily determinable, accordingly, the Company uses its blended financing rate based on information available at the commencement date of the lease. The Company's blended financing rate for its lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in similar economic environment. The Company determines its blended financing rate by starting with the interest rates on its recent borrowing and other observable markets rates and adjusting those rates to reflect differences in the amount of collateral and the payment terms of the leases.

ROU asset is measured at the commencement date at the amount of the initially recognized lease liability adjusted for any lease prepayments, initial direct costs and lease incentives. The ROU asset is subsequently measured throughout the lease term at the amount of the lease liability, less the unamortized balance of lease incentives received.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and does not include an option to purchase the underlying asset that the company is reasonably certain to exercise. The Company does not act as a lessor or have any leases classified as financing leases.

(r) Credit losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate

Mirae Asset Securities (USA) Inc.
Notes to Consolidated Statement of Financial Condition
December 31, 2025
(in $000s, except share and per share amounts)

(2) Summary of Significant Accounting Policies (continued)

expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. As of December 31, 2025, the Company had no allowances for credit losses.

Financial assets measured at amortized cost basis that are eligible for the collateral maintenance practical expedient.

Many of the Company's financial assets measured at amortized cost basis are eligible for the collateral maintenance practical expedient as described in FASB ASC 326-20-35-6. The practical expedient may be elected for contracts when the counterparty is contractually obligated to continue to fully replenish the collateral to meet the requirements of the contract and the Company reasonably expects the counterparty to continue to replenish the collateral. The Company elects to use the practical expedient for resale agreements, securities borrowed, and securities received as collateral and other financial assets, when eligible. The Company determines if it is eligible for the collateral maintenance provision practical expedient, considers the credit quality of these assets, and the related need for an allowance for credit losses, based on several factors, including: 1) the daily revaluation of the underlying collateral used to secure the customer's borrowings and collateral, 2) the customer's continuing ability to meet additional collateral requests based on decreases in the market value of the collateral, and 3) its right to sell the securities collateralizing the borrowings, if additional collateral requests are not met by the customer or the amounts borrowed are not returned on demand. Under the collateral maintenance provision practical expedient, the Company compares the amortized cost basis with the fair value of collateral at the reporting date. When the fair value of the collateral is equal to or exceeds the amortized cost basis of the financial asset and the Company reasonably expects the counterparty to continue to replenish the collateral as necessary to meet the requirements of the contract, the practical expedient permits the Company to consider that the expectation of nonpayment of the amortized cost basis is zero. When the fair value of the collateral is less than the amortized cost basis of the financial assets, and the Company reasonably expects the counterparty to continue to replenish the collateral as necessary to meet the requirements of the contract, the Company establishes an allowance for credit losses for the unsecured amount of the amortized cost basis. The allowance for credit losses on the financial asset is limited to the difference between the fair value of the collateral at the reporting date and the amortized cost basis of the financial assets.

Mirae Asset Securities (USA) Inc.
Notes to Consolidated Statement of Financial Condition
December 31, 2025
(in $000s, except share and per share amounts)

(2)   Summary of Significant Accounting Policies (continued)

Financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient.
For financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient (and any unsecured amounts for instruments applying the practical expedient), the Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

(3)   Regulatory Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-l of the Securities and Exchange Commission. The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers, or $1,500 as defined, inclusive of additional net capital required per 15c3-1(a)(9).

At December 31, 2025, the Company had a minimum net capital requirement of $7,664 whereas it had net capital of $325,997 which exceeded the minimum net capital requirement by $318,333. The Company is also subject to the net capital requirements of the CFTC Regulation 1.17 and requirements of the National Futures Association and is required to maintain "adjusted net capital", as these terms are defined in Rule 15c3-1.

The Company is also subject to the SEC's Customer Protection Rule ("SEC Rule 15c3-3"), which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers and for the proprietary accounts of introducing brokers. At December 31, 2025, the Company maintained $183,941 in cash segregated for the exclusive benefit of customers and $67,796 in cash segregated for the exclusive benefit of proprietary accounts of broker dealers as stated on the consolidated statement of financial condition.

The Company is subject to routine regulatory examinations from time to time.

(4)   Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC 820, *Fair Value Measurement*, establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Mirae Asset Securities (USA) Inc.
Notes to Consolidated Statement of Financial Condition
December 31, 2025
(in $000s, except share and per share amounts)

(4)   Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Company's consolidated financial instruments carried at fair value as of December 31, 2025, excluding accrued interest and allowances:

	Level 1	Level 2	Level 3	Practical Expedient	Total
Assets					
Securities owned, at fair value:					
Corporate equity securities	$ 2,528,361	$ -	$ -	$ -	$ 2,528,361
Derivatives	-	86,722	-	-	86,722
U.S. government and federal agency securities	19	-	-	-	19
Investments, at fair value	-	-	8,081	259,866	267,947
Securities received as collateral at fair value	703,088	-	-	-	703,088
Total financial instruments, at fair value	$ 3,231,468	$ 86,722	$ 8,081	$ 259,866	$ 3,586,137

	Level 1	Level 2	Level 3	Practical Expedient	Total
Liabilities					
Securities sold, not yet purchased, at fair value:					
Corporate equity securities	$ 487,084	$ -	$ -	$ -	$ 487,084
Derivatives	-	113,197	-	-	113,197
U.S. government and federal agency securities	-	-	-	-	-
Obligation to return securities received as collateral at fair value	703,088	-	-	-	703,088
Total financial instruments, at fair value	$ 1,190,172	$ 113,197	$ -	$ -	$ 1,303,369

There were no transfers within the fair value hierarchy for the year ended December 31, 2025.

Investments, at Fair Value
Investments at fair value include investments in private equity funds which are valued using the NAV practical expedient election, provided by the fund managers and are excluded from the fair value hierarchy. Investments at fair value also include direct equity investments in private companies, which are measured at fair value using valuation techniques involving transaction prices observed for subsequent financing or capital issuance by the company. Direct equity investments in private companies are categorized within Level 3 of the fair value hierarchy.

Mirae Asset Securities (USA) Inc.
Notes to Consolidated Statement of Financial Condition
December 31, 2025
(in $000s, except share and per share amounts)

(4) Fair Value Measurements (continued)

The following table presents information about our investments in entities that have the characteristics of an investment company:

Investments, at fair value	Investment Strategy	Fair Value Determined Using NAV (3)	Unfunded Commitments	Remaining Life (4)	Redemption Terms
Private Equity Funds: (1)					
Mirae Asset Disruptive Technologies Fund I, LP	Venture Capital	$ 79,886	$ -	4 years	(5)
Mirae Asset Gaia Fund I, LP	Venture Capital	63,074	89	5 years	(5)
Mirae Asset Project X Fund I, LP	Venture Capital	37,235	1,635	7 years	(5)
Mirae Asset Project Mars Fund III, LP	Venture Capital	24,613	342	4 years	(5)
Mirae Asset Gaia Fund II, LP	Venture Capital	13,940	236	6 years	(5)
Mirae Asset Project Mars Fund I, LP	Venture Capital	13,430	147	4 years	(5)
Mirae Asset Pathseeker Fund, LP	Venture Capital	9,423	820	6 years	(5)
GFT Ventures I, LP (6) (7)	Venture Capital	5,803	3,000	5 years	(5)
Mirae Asset Iron Fund I, LP	Venture Capital	4,995	-	6 years	(5)
Mirae Asset Future Fund I, LP	Venture Capital	4,904	-	6 years	(5)
Real Estate Fund: (2)					
Mirae Asset Multifamily Properties I, LP and Subsidiary	Real Estate	2,563	-	Indefinite	(5)
		$ 259,866	$ 6,269		

(1) The objective of the funds are to invest long term in early stage and growth stage private companies.

(2) The objective of the fund is to invest in the development and management of real estate.

(3) Where fair value is calculated based on NAV, fair value has been derived from each of the funds' capital statement.

(4) The investment fund shall continue until the earlier termination of the investment company in accordance with provisions of the limited partnership agreement or the determination by the General Partner.

(5) Redemption is not permitted during the life of the investment fund.

(6) The Company has unfunded commitments of $6,078 to the consolidated entity MAPOF, which is used to fulfill unfunded capital commitments of GFT Ventures I, LP and any future investments of MAPOF.

(7) All entities within the table are related parties with the exception of GFT Ventures I, LP. See additional disclosures pertaining to related party transactions in Footnote 15.

Level 3 Rollforward

The following table is a summary of changes in the fair value of our financial assets that have been categorized within Level 3 of the fair value hierarchy for the year ended December 31, 2025:

	Balance at December 31, 2024	Total gains (losses) (realized and unrealized)	Purchases	Sales	Settlements	Net transfers into (out of) Level 3	Balance at December 31, 2025	Change in unrealized gain/ (losses) related to financial instruments held at December 31, 2025
Assets:								
Investments, at fair value	$ 5,000	$ 1,581	$ 1,500	$ -	$ -	$ -	$ 8,081	$ -
Total Assets	$ 5,000	$ 1,581	$ 1,500	$ -	$ -	$ -	$ 8,081	$ -

Quantitative Information about Significant Unobservable Inputs in Level 3 Fair Value Measurements
The table below presents information on the Company's valuation techniques used to measure fair value and significant unobservable inputs. The determination to classify an instrument within level 3 is based on the significance of the unobservable inputs to the overall fair value measurement, level 3 financial instruments typically include observable components (that is, components that are actively quoted and can

Mirae Asset Securities (USA) Inc.
Notes to Consolidated Statement of Financial Condition
December 31, 2025
(in $000s, except share and per share amounts)

(4)   Fair Value Measurements (continued)

be validated to external sources) in addition to the unobservable components. Due to the Company's valuation technique the input range and weighted average amounts are not applicable.

Investments, at fair value	Fair Value at December 31, 2025		Valuation Technique	Significant Unobservable Input(s)
Private equity securities	$	8,081	Market approach	Transaction cost and latest round of financing

Financial Instruments Not Measured at Fair Value:
Certain financial instruments are not carried at fair value but are recorded at the contractual amounts, which approximate fair value. These financial instruments are generally short-term nature and bears interest rates that approximate market rates, generally negligible credit risk. These financial assets include Cash, Cash segregated in compliance with federal regulations, Receivables from affiliates, Receivables from brokers, dealers, and clearing organizations, Receivables from customers, Receivables from counterparties, Securities borrowed, Securities purchased under agreement to resell, Other assets, Accrued and other liabilities, Payables to customers, Payables to counterparties, Securities loaned, Securities sold under agreement to repurchase, and Payables to brokers, dealers and clearing organizations.

(5) Loans Held for Investment

During 2025 the Company had a commercial real estate mezzanine loan classified as a loan held for investment that matured and no longer outstanding as of December 31, 2025. The entire note was due in July 2022, however, the borrower had an option to extend the initial maturity date for three successive terms of one year each, and the extended maturity date shall not be later than July 16, 2025. In July 2025 the borrower repaid the entire principal balance of $13,000.

(6) Collateralized Agreements

At December 31, 2025, the resale agreements and repurchase agreements are collateralized by U.S. treasury, U.S. agency, and U.S. corporate securities. The majority of the securities obtained by the Company under resale agreements have been either pledged or otherwise transferred to others in connection with the Company's financing activities. At December 31, 2025, included in Securities purchased under agreements to resell, net and Securities sold under agreements to repurchase, net on the consolidated statement of financial condition are accrued interest of $68,172 and $35,256, respectively.

Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. In the event the counterparty is unable to meet its contractual obligation under these arrangements, the Company may incur losses equal to the amount by which the market value of the securities differs from the amount of collateral held. The Company mitigates credit risk associated with these activities by

Mirae Asset Securities (USA) Inc.
Notes to Consolidated Statement of Financial Condition
December 31, 2025
(in $000s, except share and per share amounts)

(6) Collateralized Agreements (continued)

monitoring the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Reflected in Securities borrowed, and Securities loaned on the consolidated statement of financial condition are interest receivable and interest payable of $15,310 and $20,080, respectively.

As of December 31, 2025, there were $703,088 of securities lending transactions in which the Company acted as a lender, which are reflected on the consolidated statement of financial condition as Securities received as collateral, at fair value and Obligation to return securities received as collateral, at fair value.

In the normal course of business, the Company obtains securities under securities borrowing agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2025, in connection with the outstanding securities borrowed contracts, the Company obtained securities with a fair value of approximately $4,355,538 on such terms. At December 31, 2025, approximately $5,311,715 have been either pledged or otherwise transferred to others in connection with the Company's securities lending activities.

U.S. government securities of $285,530 were pledged to the FICC to meet clearing deposit requirements. Securities of $133,389 were pledged to the OCC to partially meet firm clearing deposit requirements, which was met with equities and government securities.

As of December 31, 2025, the Company had commitments to enter into Securities Purchase under agreement to resell and Securities sold under agreement to repurchase of approximately $8,194,906 and $10,588,406 respectively.

The following table presents gross obligations for repurchase agreements and securities loaned transaction accounted for as secured borrowings, by remaining contractual maturity and class of collateral pledged at December 31, 2025. Amounts are shown on a gross basis, prior to netting as shown on the Company's consolidated statement of financial condition.

Repurchase Agreements and Securities Lending Transactions Accounted for as Secured Borrowings

	Remaining Contractual Maturity				
Repurchase agreement transactions	Overnight and Continuous	Up to 30 days	31-90 days	Greater than 90 days	Total
U.S. treasury and agency securities	$ 43,684,807	$ 13,113,444	$ 3,912,478	$ -	$ 60,710,729
Securities lending transactions					
Equities and bonds	3,597,214	377,044	1,463,647	-	5,437,905
Bulk collateral	-	-	703,088	-	703,088
Total borrowings	$ 47,282,021	$ 13,490,488	$ 6,079,213	$ -	$ 66,851,722

Gross amount of recognized liabilities for repurchase agreements and securities lending in footnote 7	$ 66,851,722
Amounts related to agreements not included in offsetting disclosure in footnote 7	-

Mirae Asset Securities (USA) Inc.
Notes to Consolidated Statement of Financial Condition
December 31, 2025
(in $000s, except share and per share amounts)

(7) Credit Facilities

The Company has four operating credit facilities in place ranging from $5,000 to $275,000 across three banks for a total line of credit for $520,000. The facilities vary in nature including committed and uncommitted, as well as intraday, overnight or through the end of the facility term for loan drawdowns.

The committed credit facilities contain financial and other covenants. The Company was in compliance with all applicable covenants at December 31, 2025. Unused fees on the committed lines range from 0.25% to 0.50% per annum, with origination fees ranging from 0% to 0.10%. Drawdown interest rates across committed and uncommitted lines for varying loan drawdown durations range from 0.12% to prime rate plus 3.00%.

(8) Offsetting of Financial Assets and Liabilities

Below is a summary table of financial assets and liabilities, by product, including the amounts reflected in the consolidated statement of financial condition, subject to netting arrangements. All securities borrowed and loaned transactions, as well as resale agreements and repurchase agreements, are subject to an enforceable master netting agreement that give the Company the right, in the event of default, to liquidate collateral held and offset receivables and payables with the same counterparty.

Mirae Asset Securities (USA) Inc.
Notes to Consolidated Statement of Financial Condition
December 31, 2025
(in $000s, except share and per share amounts)

(8) Offsetting of Financial Assets and Liabilities (continued)

Offsetting of Financial Assets

As of December 31, 2025	(i)	(ii)	(iii)=(i)-(ii)	(iv)		(v)= (iii) - (iv)
Types of Financial Assets	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Consolidated Statement of Financial Condition	Net Amounts of Assets Presented in the Consolidated Statement of Financial Condition	Gross Amounts Not Offset in the Consolidated Statement of Financial Condition (1)		Net Amount
				Financial Liabilities (2)	Financial Collateral Received (including Cash) (3)	
Securities Purchased under Agreement to Resell, net (4)	$ 59,487,677	$ 47,159,282	$ 12,328,395	$ 73,459	$ 12,254,936	$ -
Securities Borrowed (5)	5,171,619	-	5,171,619	319,807	4,851,812	-
Total	$ 64,659,296	$ 47,159,282	$ 17,500,014	$ 393,266	$ 17,106,748	$ -

Offsetting of Financial Liabilities

As of December 31, 2025	(i)	(ii)	(iii)=(i)-(ii)	(iv)		(v)= (iii) - (iv)
Types of Financial Liabilities	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Consolidated Statement of Financial Condition	Net Amounts of Assets Presented in the Consolidated Statement of Financial Condition	Gross Amounts Not Offset in the Consolidated Statement of Financial Condition (1)		Net Amount
				Financial Assets (2)	Financial Collateral Pledged (including Cash) (3)	
Securities sold under agreement to Repurchase, net (4)	$ 60,710,729	$ 47,159,282	$ 13,551,447	$ 73,459	$ 13,477,988	$ -
Securities Loaned (5)	6,140,993	-	6,140,993	319,807	5,821,186	-
Total	$ 66,851,722	$ 47,159,282	$ 19,692,440	$ 393,266	$ 19,299,174	$ -

(1) For some counterparties, the sum of the financial assets/liabilities and collateral not netted on the consolidated statement of financial condition may exceed the net asset or net liability balance. Where this is the case, the total amounts reported in these two columns are limited to the net balance in column (iii).

(2) Reflects the netting adjustment impact (liability positions offsetting asset positions or vice versa) for those positions where an enforceable master netting arrangement or similar agreement exists, at the carrying value.

(3) Reflects the market value of securities collateral and cash collateral for those positions where an enforceable master netting agreement or similar agreement exists.

(4) Securities purchased under agreement to resell, net and Securities sold under agreement to repurchase, net, exclude accrued interest in the table above.

(5) Securities borrowed and Securities loaned exclude interest receivable and interest payable, respectively, in the table above.

(9) Receivables from/Payables to Brokers or Dealers and Clearing Organizations

At December 31, 2025, amounts Receivable from and Payable to brokers, dealers, and clearing organizations consisted of the following:

Securities failed to deliver	$	11,389
Deposits and margin with clearing organizations		135,786
Receivables from brokers and dealers		3,372
Total Receivables from broker or dealers and clearing organizations	$	150,547
Securities failed to receive	$	14,628
Payable to brokers and dealers		32,057
Total Payables to brokers or dealers and clearing organizations	$	46,685

Mirae Asset Securities (USA) Inc.
Notes to Consolidated Statement of Financial Condition
December 31, 2025
(in $000s, except share and per share amounts)

(9) Receivables from/Payables to Brokers or Dealers and Clearing Organizations (continued)

Securities failed to deliver, and Securities failed to receive represent the contractual value of securities that have not been delivered or received on or after settlement date. All unsettled securities transactions existing at December 31, 2025 were settled without a material effect on the Company's consolidated statement of financial condition. Cash deposits and cash margin with clearing organizations includes approximately $63,377 with RJ O'Brien, $22,518 with the Bank of New York, $17,648 with the FICC, $13,869 with the NSCC, $9,400 with Citi, $5,390 with the OCC, $3,480 with the DTC, $52 with Dreyfus and $37 with Marex.

(10) Receivable from/Payable to Customers, Receivable from/Payable to Counterparties, and Correspondents

Amounts receivable from and payable to customers include the contractual value of customer securities that have not been delivered or received on or after settlement date. In addition, accounts receivable from and payable to customers include amounts due on cash and cash margin transactions. Securities owned by customers are held as collateral for receivables. Receivable from customers include accrued commissions for prime brokerage transactions not yet billed.

	Customers		Correspondents		Counterparties	
	Receivable	Payable	Receivable	Payable	Receivable	Payable
Settled cash	$ 347,247	$ 156,557	$ 69,699	$ 35,065	$ 9,301	$ 4,931
Commission	800	-	-	4,077	-	-
Interest	848	5	-	-	-	-
Total	$ 348,895	$ 156,562	$ 69,699	$ 39,142	$ 9,301	$ 4,931

(11) Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at December 31, 2025 are summarized as follows:

Leasehold improvements	$	1,334
Furniture and fixtures		2,347
Computers and equipment		3,641
		7,322
Less: Accumulated Depreciation		(3,631)
Total furniture, equipment, and leasehold improvements, net	$	3,691

(12) Distributions

On December 12, 2025, the Company distributed equity of $1,000 to Holdings.

Mirae Asset Securities (USA) Inc.
Notes to Consolidated Statement of Financial Condition
December 31, 2025
(in $000s, except share and per share amounts)

(13) Income Taxes

Holdings was incorporated in March 2018 and the Company became a subsidiary of Holdings in March 2018. Beginning with the tax year 2019, the Company elected to file a consolidated tax return with Holdings. For State purposes, starting tax year 2018, the Company, has filed combined returns with Holdings for States.

The Company recorded a net provision for income taxes of $41,413 for the year ended December 31, 2025. As of December 31, 2025, the Company recorded a net deferred tax liability of $22,918, an increase of $22,085 from the year ended December 31, 2024, before valuation allowance, which consists primarily fixed assets, bad debt allowance, accrued bonus, income/loss from pass-through entities and net operating loss carryforwards.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the historic profitability of the company over the prior three years and projections for the future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

At December 31, 2025, the Company has net operating loss carryforwards available for federal income tax purposes of approximately $2,300 which expire in various years through December 31, 2037, which are subject to limitation as a result of a change in ownership pursuant to Section 382 of the Internal Revenue Code. The Company has provided for the applicable limitations in determining the current and future utilizable amount of the net operating losses ("NOLs").

FASB ASC 740, requires the Company to determine whether it is more likely than not that a tax position will be sustained upon examination by the applicable tax authority based on technical merits of the position. Management has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2025, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the consolidated statement of financial condition.

The Company is subject to routine audits by taxing jurisdictions. The Company is open for examination for 2022 through present. New York State and New York City are principally where the Company is subject to state and local income taxes. In October 2025, the New York State Department of Taxation and Finance commenced an examination of the Company's New York State income tax returns for the years ended December 31, 2022 and 2023, and the examination is in progress as of December 31, 2025.

Mirae Asset Securities (USA) Inc.
Notes to Consolidated Statement of Financial Condition
December 31, 2025
(in $000s, except share and per share amounts)

(13) Income Taxes (continued)

The income tax provision (benefit) for the year ended December 31, 2025 are as follows:

The principal components of deferred taxes are as follows:

Deferred tax assets:		
Net operating loss carryover	$	488
Bad debt expense		1,850
Accrued bonus		1,710
Capital loss carryforward		20
Lease		3
		4,071
Deferred tax liabilities:		
Fixed asset		(881)
Unrealized trading gain on private equity		(26,108)
		(26,989)
Net deferred tax liability	$	(22,918)

(14) Variable Interest Entities

Variable Interest Entities ("VIE", "VIE's") are entities in which equity investors lack the characteristics of a controlling financial interest. VIE's are consolidated by the primary beneficiary. The primary beneficiary is the party who has both (1) the power to direct the activities of a VIE that most significantly impact the entity's economic performance and (2) the obligation to absorb losses of the entity or a right to receive benefits from the entity that could potentially be significant to the entity.

The Company determines whether it is the primary beneficiary of a VIE upon initial involvement with a VIE and we reassess whether we are the primary beneficiary of a VIE on an ongoing basis. Our determination of whether we are the primary beneficiary of a VIE is based on the facts and circumstances for each VIE and requires judgement. Our considerations in determining the VIE's most significant activities and whether we have power to direct those activities include, but are not limited to, the VIE's purpose and design and the risks passed through to investors, the voting interests of the VIE (if any), management, service and/or other agreements of the VIE, involvement in the VIE's, involvement in the VIE's initial design and the existence of explicit or implicit financial guarantees.

We assess our variable interests in a VIE individually to determine whether we have an obligation to absorb losses of or a right to receive benefits from the VIE that could potentially be significant to the VIE. The determination of whether our variable interest is significant to the VIE requires judgement. In determining the significance of our variable interest, we consider the terms and characteristics and size of the variable interests.

Mirae Asset Securities (USA) Inc.
Notes to Consolidated Statement of Financial Condition
December 31, 2025
(in $000s, except share and per share amounts)

(14) Variable Interest Entities (continued)

Consolidated VIEs
The following table presents information about the carrying value and balance sheet classifications of assets and liabilities in the consolidated VIE (in thousands).

	Mirae Asset Partners Opportunities Fund I, LP
Cash	$ 191
Investments, at fair value	100,797
Other assets, net of allowance	1
Total assets	$ 100,989
Accrued and other liabilities	$ (85)
Total liabilities	$ (85)

MAPOF is an investment fund that has investments in private investment partnerships and an investment in a private company with a focus on, but not limited to augmented reality/virtual reality, artificial intelligence, data analytics, cloud computing, digital health, Internet of Things, robotics, clean tech, shared economy, cyber security, online platforms, autonomous driving electric vehicles, financial technology, blockchain, social networking, on-demand and e-commerce. The Company is the only limited partner and owns 99% of the fund. In addition, MAPOF is considered a related party. At December 31, 2025 the Company had unfunded capital commitments of $6,078.

Nonconsolidated VIEs
The table below presents a summary of the nonconsolidated VIEs in which the Company holds variable interests.

	Carrying Amounts		Maximum	
	Assets	Liabilities	Exposure to Loss (1)	VIE Assets
Private Equity Funds	$ 162,587	$ -	$ 167,532	$ 855,545
Real Estate Fund	2,563	-	2,563	29,452
Total	$ 165,150	$ -	$ 170,095	$ 884,997

(1) Our maximum exposure to loss often differs from the carrying value of the variable interest. The maximum exposure loss is dependent on the nature of the variable interests in the VIEs and is limited to equity commitments.

Private equity funds have assets primarily consisting of investments in privately held companies. Our maximum exposure to loss is limited to the total of our carrying value and unfunded capital commitments. At December 31, 2025 the Company had unfunded capital commitments of $2,944. The carrying value of these investments are included in investments, at fair value on the consolidated statement of financial condition.

Mirae Asset Securities (USA) Inc.
Notes to Consolidated Statement of Financial Condition
December 31, 2025
(in $000s, except share and per share amounts)

(15) Related Party Transactions

The Company executes its customers' orders for Korean securities transactions through the Parent. Commissions on such securities transactions are collected directly from the customers by the Parent and remitted periodically to the Company based on a mutually agreed commission split ratio, generally paying 40% to the Parent. Related commissions receivable from the Parent amounted to $205 as of December 31, 2025, as reflected in Receivables from affiliates on the accompanying consolidated statement of financial condition. Related party payable to the Horizons ETFs Management (Canada) Inc. amounted to $1 as of December 31, 2025, reflected in Accrued and other liabilities. The nature of the payable comes from securities lending transactions.

The Company executes customers' orders for U.S. securities transactions received from the Parent. Included in the receivables from customers is $20,300 receivable from the Parent resulting from RVP/DVP fail in the agency execution business. In addition, included in receivables from correspondents is $51,329 receivable from Mirae Asset Securities UK, LTD. and included in payables to correspondents is $1,662 payable to Mirae Asset Securities HK, LTD.

The Company invested in limited partnership interests in various funds whose general partner and fund manager are related parties as referenced in Note 4. The general partner has full and exclusive management authority over all investments, investment decisions, asset dispositions, distributions, and other affairs of the partnerships.

In addition, the Company enters into various securities financing transactions with Mirae Asset Securities UK, LTD. As of December 31, 2025 the Company had outstanding Securities sold, under agreement to repurchase including accrued interest of $10,383, Securities borrowed accrued interest of $190 and Securities loaned including accrued interest of $39,510.

(16) Segment Reporting

The Company operates in a single line business as a securities broker-dealer, which is comprised of several classes of services. The Company identified management as the chief operating decision maker ("CODM"), who use net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as reinvest profits to expense services. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because management manages the business activities using information of the Company as a whole.

Due to the Company operating as a single reportable segment, refer to the statement of financial condition for segment assets for the year ended December 31, 2025.

Mirae Asset Securities (USA) Inc.
Notes to Consolidated Statement of Financial Condition
December 31, 2025
(in $000s, except share and per share amounts)

(17) Commitments, Contingencies and Guarantees

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party.

This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

In the normal course of its business, the Company indemnifies and guarantees certain providers, such as clearing and custody agents, trustees, and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated statement of financial condition for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and may occasionally indemnify them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated statement of financial condition for these indemnifications.

The Company had unfunded commitments related to investments in limited partnership funds of $6,944 as of December 31, 2025.

Litigation
In the ordinary course of business, from time to time the Company is subject to litigations and arbitrations. As of December 31, 2025 the Company is not involved in any significant litigations or arbitrations.

Mirae Asset Securities (USA) Inc.
Notes to Consolidated Statement of Financial Condition
December 31, 2025
(in $000s, except share and per share amounts)

(17) Commitments, Contingencies and Guarantees (continued)

Leases

The Company's office lease related asset and liability under an operating lease result from its New York main office. The Company signed an amendment to the original lease in 2024 that became effective as of October 1, 2025, which expanded the Company's occupancy at is current location. The Company's leases do not require any contingent rental payments, impose any financial restrictions, or contain any residual value guarantees. The Company provided a security deposit of $1,195 to the landlord on its current New York occupied space at 810 7th Ave. The following summarizes quantitative information about the Company's operating lease:

	Twelve Month's Ended December 31, 2025	
Operating lease cost	$	1,360
Operating cash flows from operating lease	$	1,461
Remaining lease term - operating lease		10 years
Discount rate		4.50%

Maturity of the Company's operating lease, excluding short-term leases, is as follows:

	Amount
2026	2,000
2027	2,000
2028	2,000
2029	2,000
2030	2,025
Thereafter	9,975
Total undiscounted lease payments	20,000
Imputed interest	(3,878)
Total lease liability	$ 16,122

(18) Off-Balance Sheet and Credit Risk

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis. See Note 6 for further off-balance sheet disclosures.

Mirae Asset Securities (USA) Inc.
Notes to Consolidated Statement of Financial Condition
December 31, 2025
(in $000s, except share and per share amounts)

(18) Off-Balance Sheet and Credit Risk (continued)

Concentrations of credit risk that arise from financial instruments (whether on or off-balance sheet) exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors.

The Company is engaged in various trading and brokerage activities, including securities borrowing and lending in which counterparties primarily include large broker-dealers and other financial institutions. The Company may from time to time be exposed to concentrated credit risk at the industry or country level, potentially exposing the Company to a single market or political event or correlated set of events.

To the extent allowable, the Company has entered into master netting arrangements to mitigate credit risk of financial instruments, which has the potential to reduce the entity's maximum amount of loss due to credit risk. Master netting arrangements have been entered into as part of our resale and repurchase agreements, and securities borrow and lending agreements.

The Company monitors the market value of collateral for securities borrowed and loaned as well as resale and repurchase agreements on a daily basis; obtaining or refunding additional collateral as necessary to ensure such transactions are adequately collateralized.

Generally, all of the Company's counterparty exposure is secured, and when the Company's exposure is secured, the realizable market value of the collateral may have declined by the time the Company exercises rights against that collateral. This risk may be particularly acute if the Company is required to sell the collateral into an illiquid or temporarily impaired market. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk.

The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument and the value of collateral that may be held by the Company, if any. It is the Company's policy to review, as necessary, the credit worthiness of each of its active counterparties.

If a significant individual counterparty defaults on an obligation to the Company, the Company could incur financial losses that materially adversely affect the Company's businesses, operating results and financial position.

At December 31, 2025, the Company's credit exposure associated with its resale and repurchase agreements activities was spread amongst over approximately 80 counterparties and the amount of loss to be incurred if all the counterparties failed to perform to the terms of their contracts would not exceed approximately $1 which represents the net exposure of collateral advanced/received vs. market value of securities received/advanced.

At December 31, 2025, the Company's credit exposure associated with its securities borrowed/loaned activities was spread amongst 105 counterparties and the amount of loss to be incurred if all the counterparties failed to perform to the terms of their contracts would not exceed approximately $17,122

Mirae Asset Securities (USA) Inc.
Notes to Consolidated Statement of Financial Condition
December 31, 2025
(in $000s, except share and per share amounts)

(18)   Off-Balance Sheet and Credit Risk (continued)

which represents the net exposure of collateral advanced/received vs. market value of securities received/advanced.

In addition, at December 31, 2025, approximately 94% of the Company's cash balance is held by BMO Harris Bank, N.A., 2% is held by the Lakeside Bank, 2% is held by Woori America Bank and 2% is held by various bank institutions.

(19)   Subsequent Events

The Company has evaluated subsequent events through March 2, 2026, the date the consolidated statement of financial condition was issued. On January 26, 2026 the Company entered into a Limited Partnership Agreement with Mirae Asset Gaia Fund III, LP and had a capital commitment in the amount of $16,679 of which $15,262 was called and paid on January 27, 2026.